
October 29, 2013

Via E-Mail
Alan C. Mendelson
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

     Re: Transcept Pharmaceuticals, Inc.
            PREC14A filed October 18, 2013
            DFA14A filed October 7, 2013
            File No. 001-36066

Dear Mr. Mendelson:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on October 29, 2013

General

1. You disclose that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2. If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

3. Please update the proxy statement to reflect the recent lawsuit filed by Retrophin against the Company on October 24, 2013.

4. Where appropriate in the proxy statement, describe the steps undertaken by your financial and strategic advisor, Leerink Swann LLC, including any efforts to find a buyer or acquisition candidate for Transcept and the results of any such undertaking.

Background, page 1

5. In each case where you indicate that members of the shareholder group contacted the Company representatives in the months leading up to the filing of the proxy statement, describe the Company's response. For example, at the bottom of page 1, you note that SC Fundamental contacted the Company so suggest a share buyback program and that Glenn A. Oclassen spoke with representatives of SC Fundamental regarding that suggestion. Expand to describe Mr. Oclassen's response.

Statement of Transcept's Board Opposing Proposal 1, page 5

6. Expand to provide a brief overview of how the Tax Benefit Preservation Plan acts to reduce the likelihood of an ownership change that could compromise the NOLs. Specifically, what happens or doesn't happen if a shareholder that owns at least five percent of Transcept's common shares increases its ownership by more than 50 percentage points over the specified period of time?

7. Refer to the disclosure in the second to last paragraph on page 5. When will shareholders vote on the Tax Benefit Preservation Plan in order to approve it and prevent the expiration of the preferred stock purchase rights that were issued pursuant to that Plan on September 14, 2014?

Form of Proxy Card

8. Please mark the form of proxy as preliminary and subject to completion. See Rule 14a-6(e)(1).

9. Indicate in bold face type on the form of proxy that it is being solicited on behalf of Transcept's Board of Directors. See Rule 14a-4(a)(1).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since Transcept is in possession of all facts relating to their disclosure, the Company is responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from Transcept acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions